Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 6, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 6, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from GSR III Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one-seventh of one whole right

Class A ordinary shares, par value $0.0001 per share

Rights, each whole right entitling the holder to receive one Class A ordinary share

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature: Eun Ah Choi]